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 **Goldberg Segalla**

 **University of Michigan**

Ron Daignault · 3rd [in]

Intellectual property litigator

New York, New York · 500+ connections · **Contact info**

About

I am a Partner in Goldberg Segalla's Intellectual Property group, with a particular focus on Hatch-Waxman patent litigation.

I represent companies across a broad range of industries and technologies in a variety of patent, trademark, false advertising, trade secret and copyright cases in federal district courts and courts of appeals throughout the country, as well as the International Trade Commission.

With over twenty-five years of experience, I have been lead counsel and second-chair in over 15 bench and jury trials and evidentiary hearings. I also have argued before United States Courts of Appeals and the New York appellate division.

In addition to my intellectual property litigation practice, I enjoy working with start-ups and companies of all sizes regarding patent procurement and clearance, and domestic and international trademark prosecution and licensing.

I write and present frequently in my practice, and was named a "Life Sciences Star"/"IP Star" by Managing Intellectual Property in 2013 - 2017, and a "New York Super Lawyer" in 2012 - 2017 for Intellectual Property Litigation. Among other organizations, I am a member of the New York Intellectual Property Law Association's Amicus Briefs Committee and on the advisory board of Bloomberg/BNA's "Life Sciences Law & Industry Report."

I live in Brooklyn with my wife and three daughters, and enjoy running marathons and triathlons, including several New York City and Boston marathons, and the inaugural New York City/U.S. National Championship Ironman.

Practice areas: Hatch-Waxman patent litigation; life sciences patent litigation; general patent litigation - e.g. consumer electronics, software, business methods, medical devices; trademark, false advertising and unfair competition litigation and counseling; International Trade Commission.

Experience



Partner
Goldberg Segalla
Mar 2018 – Present · 2 yrs
NYC



Shareholder
Polsinelli
Mar 2014 – Mar 2018 · 4 yrs 1 mo



Partner
Robins, Kaplan, Miller & Ciresi L.L.P.
Jan 2011 – Mar 2014 · 3 yrs 3 mos



Partner
Stroock & Stroock & Lavan LLP
2009 – 2010 · 1 yr



Partner
Jenner & Block
Nov 2005 – Jan 2009 · 3 yrs 3 mos

Show 1 more experience ⌄

Education



University of Michigan
B.A.
1983 – 1987

New York University en France (9/85-6/86)



Washington University in St. Louis School of Law
J.D.
1988 – 1991

Volunteer Experience

Trustee - 2007-2011
Cooper-Hewitt Smithsonian National Design Museum

Member - 2006 - present
Prospect Park Alliance -- Prospect Park Partners

Represent client in a wrongful conviction/habeas corpus proceeding
Pro Bono Criminal Law Representation 2007 - 2015

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Skills & Endorsements

Patent Litigation · 47

 Endorsed by **Alexandra Haner and 2 others who are highly skilled at this**

 Endorsed by **3 of Ron's colleagues at Robins Kaplan LLP**

Intellectual Property · 46

Endorsed by **James Palik and 9 others who are highly skilled at this**

 Endorsed by **5 of Ron's colleagues at Robins Kaplan LLP**

Litigation · 26

 Endorsed by **Avani Bhatt and 1 other who is highly skilled at this**

 Endorsed by **2 of Ron's colleagues at Robins Kaplan LLP**

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Recommendations

Received (0)   **Given (1)**



Dhruv Khanna
Everything Esports!
January 27, 2014, Ron was a
client of Dhruv's

Dhruv is a detail-oriented manager of industry conferences. He ran a global pharmaceutical conference that my company sponsored in Mumbai with excellent execution. He delivered what he had said he would provide to us; he treated us as a true partner. As a US firm working with Dhruv in Mumbai, ... See more

Accomplishments

14 Publications ⌄

Speaking Engagement: ACI's 10th Annual Paragraph IV Disputes, New York • Speaking Engagement: 5th Annual Pharma IPR Conference, Mumbai India • Speaking Engagment: ACI's Hatch-Waxman Litigation Conference, New York • Trade Secrets in Life Science and Pharmaceutical Companies • Speaking Engagement: ACI's Second Annual Paragraph IV Disputes Master Symposium, Chicago • Speaking engagement: 6th Product and Pipeline Enhancement for Generics Conference, Arlington VA (Marcus Evans) • Speaking engagement: Pharma IPR Conference Mumbai, India • The Federal Circuit Reaffirms the Patent Eligibility of Certain Inventive Products and Methods Based on Human DNA Sequences: What Will the Supreme Court Say About That? • Unanimous Supreme Court Refines the Scope of Patent-ineligible Processes, Potentially Exposing Vulnerability of Patents in Life Science Technologies • The America Invents Act: Changes in the Patent Laws of Special Interest to the Life Sciences Industry • Speaking engagement: Patent Infringement Litigation. • The Federal Circuit's Wake-Up Call After Its Decision in Kubin: Biotech and Pharma Patents Not Immune to 'Obvious to Try' • Carbon Offsets and Patent Protection for Business Methods After In re Bilski • Willful Patent Infringement after Knorr-Bremse

3 Honors & Awards ⌄

2012 New York US National Championship Ironman Triathlon • Named Managing Intellectual Property's "Life Sciences Star" / "IP Star" 2013 - 2016 • Selected for inclusion in Super Lawyers, New York 2012-2016

2 Organizations ⌄

Bloomberg BNA "Life Sciences Law & Industry Report" • New York Intellectual Property Law Association

1 Language ⌄

French

Interests

 **Official Group: Alumni Associatio...**
44,961 members

 **Biotechnology and Pharmaceutic...**
1,739 members

 **Financial Times**
4,853,342 followers

 **Arianna Huffington** 🔗
Founder and CEO at Thrive Global
8,959,162 followers

 **Paragraph IV Experts**
999 members

 **The New York Times**
4,097,525 followers

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